November 28, 2006


By facsimile to (312) 407-0411 and U.S. Mail


Mr. Gregory S. Schlicht
Vice President, General Counsel, and Corporate Secretary
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, MN 55077

Re:	US BioEnergy Corporation
	Pre-effective Amendment 6 to Registration Statement on Form
S-1
	Filed November 27, 2006
File No. 333-136279

Dear Mr. Schlicht:

	We reviewed the filing and have the comments below.

Note 10.  Stock-based Compensation and Payments, page F-18

1. Provide us the following information for equity related securities issued within the last 12 months of the date of this letter, including any common stock, warrants and/or options. Provide a schedule which reflects in chronological order:

* the type of security,

* date of grant/issuance,

* optionee/investor,

* relationship with optionee/investor,

* number of securities issued or granted,

* exercise or purchase price,

* fair value of the underlying shares of common stock, and

* whether the security was issued in connection with an employment agreement, marketing agreement, strategic relationship, etc.

Explain to us the objective evidence and analysis that support your determination of the fair value at each date. Tell us how you have considered the accounting and disclosure guidance in the AICPA Practice Aid on the "Valuation of Privately Issued Equity Securities
Issued as Compensation."

2. Explain the reasons for differences in fair value at the grant or issue dates and the estimated IPO price range at the date of filing, if any. Tell us the nature of significant events that occurred during each of the grant and issue periods and what consideration you have given to these events in determining the value of the securities issued. Quantify the impact of the events on the fair value of the
Company between the dates of the grants or issuances and the initial filing of the registration statement.

3. For each equity transaction that consisted of a sale of stock for cash, please specifically identify the investor(s) involved, and discuss their relationship with you or your affiliates. Explain why you believe these transactions represent arm`s length transactions for which you can establish a fair value.

Exhibits 1.1, 4.4, 5.1, 10.30, 10.31, 10.32, and 23.4

4. We note that you intend to file by amendment these exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, USBE may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
USBE thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since USBE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If USBE requests acceleration of the registration statement`s effectiveness, USBE should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve USBE from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* USBE may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that USBE provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738.  You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
   Assistant Director

cc:	Brian W. Duwe, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	333 West Wacker Drive
	Chicago, IL 60606

	Paul L. Choi, Esq.
	Sidley Austin LLP
	1 South Dearborn Street
	Chicago, IL 60603



Mr. Gregory S. Schlicht
November 28, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE